

SWINGVISION

Automated Stats, Highlights & Officiating Using Just Your Phone

OVERVIEW   DETAILS   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

1   1 Billion Shots Tracked Across 1 Million Hours of Play

2 $10m+ Raised from Investors Including Tennis Australia, Techstars, Sony & MyFitnessPal Co-Founders

3 $4m+ Annual Recurring Revenue, 20k+ Paying Subscribers, 100+ D1-D3 College Teams

(4) 500+ USTA Matches Officiated with Electronic Line Calling

(5) Patent Granted for 3D Object Tracking from a Single Camera in Any Sport

(6) Founded by Veterans from Tesla & Apple

(7) 2023 Apple Design Award Winner

Featured Investors



Andy Roddick
Invested $50,000 ⓘ

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Former ATP World No. 1 and US Open Champion
en.wikipedia.org

"SwingVision is the first solution to bring sports intelligence to any court in the world, using just your smartphone. I'm thrilled to work with the team as they push the boundaries of tennis and technology."



Lindsay Davenport
Invested $50,000 ⓘ

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Former WTA World No. 1 and Wimbledon, US Open & Australian Open Champion
en.wikipedia.org

"On tour, we had to pay thousands of dollars to achieve our potential on the court. Now, thanks to SwingVision, professional-grade technology is available in a handy app for athletes of every level."



Alex Turbanov in
Invested $610,000 ⓘ

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Syndicate Lead

Founder @ Somersault Ventures, Angel investor, Berkeley Haas MBA

"I have been using SwingVision for more than two years in Dubai and absolutely love it! The combination of real-time line calling, configurable video summaries, and match stats is already giving me much more than I could have imagined from a simple mobile app that doesn't rely on any third-party services.

I'm also a huge believer in the company's potential to become a tech unicorn and effectively a monopoly in the consumer AI space for racket sports. That is why I led my VC firm's investment in the company's Series A and also wrote a personal check through WeFunder."

Team



Swupnil Sahai Co-Founder & CEO

Previously Led Object Tracking at Tesla Autopilot. Columbia Stats PhD. Data Science Lecturer at UC Berkeley.



Richard Hsu Co-Founder & CTO

Previously Led Engineering at Accompany (acquired by Cisco). Stanford CS Masters.

Memo

Welcome to Our Community Round! 👋

After hearing from so many of our passionate subscribers, we've decided to open up a Community Round so that you can participate in SwingVision's growth!

The goal of this raise is to maximize the number of active users who can

invest, rather than the amount of capital raised.

If you're on this page, you're already familiar with SwingVision, but read below for more details about our business, vision and future plans 👇



Executive Summary

Novel Product	Automated stats, highlights & officiating using just your phone
Killer Team	AI/CV experts from Tesla, Apple, Berkeley & Stanford
Scalable Business	Consumer SaaS, $4m+ ARR, 70% Margins, 4 LTV/CAC
Category Leader	Highest rated AI/CV app in sports, Apple Design Award winner
Exploding TAM	2B+ amateur athletes will spend $1T per year by 2030
Massive LTV	Target customer is 11-65 years old, playing a lifelong sport
Growth Inflection	Expansion to Pickleball in 2024, Padel in 2025
Business Expansion	Fixed camera solution & remote coaching marketplace in 2025

Background





Background



Swupnil *CEO*







Led Object Tracking at Tesla Autopilot

Columbia PhD, Berkeley Triple Major

Lifelong Tennis & Basketball Player

One day while watching ESPN, Swupnil thought

🤔 *"Why can't I get stats & highlights from **my** game too?"*

Solution



TV-quality highlights

Pro-quality stats

AI officiating

Automatically, using just your phone



Match
SHOT PLACEMENT
Combined Stats
Swupnil Sahai
Richard Hsu
Things To Improve
1st Serves Won
CHALLENGE
OUT!

How It Works Today









57 MPH FOREHAND

Cancel
21:03
In!





Setup in seconds with our patented phone mount

Our AI processes video on-device in real-time

Challenge close calls right from your wrist

Our Vision



Any athlete, anywhere will get

the Grand Slam center court experience

using just their phone

How We Get Huge
Consumer SaaS has a Proven Playbook



duolingo
$9.3B

WHOOP
$3.6B

ŌURA
$2.6B

Z ZWIFT
$2.0B

STRAVA
$1.5B

AllTrails
$1.0B




Our Opportunity is Even Bigger

$1b/yr SOM in Racket Sports

Tennis
Pickleball
Padel
Top 5
Racket Sports

230m Active Athletes*

Tennis, Pickleball & Padel

x **0.5%** market share x **$15**/mo = $**200m**/yr

1b Active Athletes*

Tennis, Pickleball, Padel, Ping Pong & Badminton

x **0.5%** market share x **$15**/mo = **$1b**/yr

*By 2030 - Source: Appendix

Why We Will Win

Best AI Team in Sports

Artificial Intelligence

Experts from Berkeley & Stanford



Product & Design

Former Apple & Yelp

Growth & Marketing

Former Accenture & NCAA

Current Progress

Strong Early Traction

$4m+ ARR

$200k ARR per FTE

Annual Recurring Revenue
Projected
Actual
$10,000,000
$8,000,000



70% Gross Margins



75% Organic Acquisition

4 LTV/CAC

1.9 Burn Multiple

Forward-looking projections are not guaranteed.



Acquisition: 75% Organic
Word-of-Mouth is the Largest Channel

SWING VISION

Subscriber Acquisition Channels

- Meta Ads 16.7%
- Influencer 8.8%
- SEO 8.9%
- UGC (YT, IG, Reddit) 26.3%
- Friends & Family 39.2%



Product Market Fit
Best in Class for Consumer SaaS

SWING VISION

Usage Retention

H2 2023 — H1 2024 — H2 2024

Months Since Subscribing

Year 1 Subscriber Renewal Rate

● SwingVision ▪ ▪ Consumer SaaS 75th Percentile*
▬ ▬ Health & Fitness 75th Percentile*

Renewal Year

2024   2025 (Projected)

*Source: GP Bullhound CSS 2024

Forward-looking projections are not guaranteed.



Defensible Moat

IP, Data, Network Effects



SWING VISION

Granted Patents

3D Object Tracking from a Single Camera

Phone Mount Design

Proprietary AI & Training Data

1 Billion Shots Recorded Across 1 Million Hours

No Dependency on 3rd Party or Open Source Models

High Switching Cost

Lifetime Cloud Storage



United States Patent
Sahai et al.

Unique Relationship with Apple

Most Frequently Featured App in Sports















SWING VISION

APP OF THE DAY
SwingVision: A.I. Tennis App
Shot Tracking & Video A...

App Store
SwingVision: A.I. Tennis App
Apple Design Awards 2023 Winner

Editors' Choice
App Store

iPhone Keynote
Sept 2021

Design Award
June 2023

Influential Customers: Teams

SWING VISION

Key Opinion Leaders Acquired

Key Opinion Leaders Acquired

100+ D1 College Programs

Strong Word-of-Mouth via Opposing Teams

$2500 Average Contract Value

Line Calling & Live Streaming

Branding & Awareness for Aspiring Juniors

































Vertical Growth Strategy

SWING VISION

Business Models that Drive Virality & Retention



Near Term



- 🧑‍🏫 Remote coaching marketplace *(Future, Cameo)*
- 🏆 Officiating at junior & adult competitions *(Hawkeye)*

Long Term

- 🎖️ Sponsored challenges & events *(Strava)*
- 🤝 Data-driven player matching *(Bumble)*
- 📺 Sponsored live streaming *(Twitch, Youtube)*



Horizontal Growth Strategy

SWING VISION

Adjacent Sports with Massive LTVs



Near Term



- 🇺🇸 Pickleball: 11.5% CAGR, fastest growing U.S. sport
- 🌍 Padel: 13.5% CAGR, fastest growing global sport

Long Term



- 🏓 Ping Pong: 300M players, largest sport in Asia





- 🏸 Badminton: 200M players, 2nd largest sport in Asia
- ⚾ Golf, Baseball, Volleyball, Basketball & Soccer

Our 10-Year Prediction

SWING VISION

- 📉 Mobile cameras with AI hardware get exponentially cheaper
- 📲 Pre-installed cameras become the default infrastructure at every public & private sports facility
- 🎥 Every athlete playing everywhere tracks, shares & improves their game with SwingVision

Forward-looking statements are not guaranteed.

Thank You!

SWING VISION

https://swing.vision

Match
Combined Stats
Things To Improve
CHALLENGE
OUT!

Important Notes! 🚩

We're not allowed to raise an unlimited amount in this round. If the offering becomes *oversubscribed*, we'll decrease the maximum amount that each person can invest – rather than cut people out entirely.